Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

We consent to the use of our reports dated April 5, 2018, with respect to the consolidated balance sheet of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (“BBVA Group”) as of December 31, 2017, and the related consolidated statements of income, recognized income and expenses, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference.

/s/ KPMG

Madrid, Spain

October 30, 2018